Mail Stop 3561

December 8, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Stephanie K. Kushner, Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

     Re: **Federal Signal Corporation**
             Form 10-K for the year ended December 31, 2007
             Filed February 27, 2008
             Form 10-Q for the quarter ended September 30, 2008
             Filed October 31, 2008
             File No. 001-06003

Dear Ms. Kushner:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Item 1A. Risk Factors, page 5

1.   In future filings, please remove the references in your first paragraph that you
        discuss some, but not all of the significant risk factors or revise to clarify that you
        have discussed all known material risks.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12
Results of Operations, page 12

2.   We refer to comment one from our letter dated May 22, 2007. Your response to
        this letter indicated that you would comply with the disclosure requirements to
        quantify the amounts relating to each of the factors that are attributable to the
        change in your results of operations. We note in your current disclosures several
        increases or decreases in revenues or expenses that were "offset" by other
        amounts. We again request that to the extent more than one factor is attributable
        to a change, either increase or decrease, that you quantify the amounts relating to
        each of the factors that are attributable to the change. Please revise your MD&A
        in future filings accordingly.

Corporate Expense, page 17

3.   We see from your disclosures in note 15 and on page 17 that corporate expenses
        were reduced by the reimbursement of $3.7 million of legal expenses from your
        insurance company relating to ongoing firefighter hearing loss litigation. As these
        lawsuits are clearly related to your Fire Rescue segment, it is unclear why the
        legal expense and related reimbursement are not classified within this segment
        rather than in corporate expenses. Please tell us the rational for including these
        amounts in corporate expense and disclose your policy with regard to legal
        expense in future filings.

4.   With respect to the significant acquisition made of PIPS Technologies and its
        related significant amount of goodwill that arose from this acquisition, please
        revise future filings to provide robust disclosure of a description of the factors that
        contributed to a purchase price that resulted in recognition of significant amounts
        of goodwill in accordance with paragraph 51(b) of SFAS 141.

Financial Market Risk Management – Foreign Exchange Rate Risk, page 23

5.   While you provide a sensitivity analysis for a hypothetical change in variable
        interest rates for Interest Rate Risks, we note that no sensitivity analysis has been

disclosed for your Foreign Exchange Rate Risk. Therefore, in accordance with Item 305(a)(ii)(A) of Regulation S-K, please revise future filings to provide sensitivity analysis disclosures that express the impact resulting from one or more selected hypothetical changes in foreign currency exchange rates.

Quarterly Report on Form 10-Q for the period ended September 30, 2008
Notes to Condensed Consolidated Financial Statements, page 8
Note 7. Discontinued Operations, page 10
Accounting for Sale of E-ONE

6.   From Note 12 (Goodwill & Other Intangibles) in your annual consolidated financial statements, we note the Fire Rescue business segment contained approximately $42 million of goodwill at December 31, 2007, prior to the August 2008 sale of E-ONE. It also appears that E-ONE represented a substantial part of the Fire Rescue segment; as its net sales were approximately $160 million as compared to the remaining net sales of this segment which only approximated $95 million for the nine months ended September 30, 2008 as disclosed in the Form 10-Q (9/30/08) in note 7 (Discontinued Operations) and note 9 (Segment Information), respectively. We also note from your disclosure in note 7 (Discontinued Operations) that the after-tax charge from the sale of E-ONE included $6.2 million of goodwill attributable to the E-ONE business.

As it appears that the E-ONE business was a very significant part of the Fire Rescue segment, it is unclear why only $6.2 million of the $42 million of goodwill for this segment was allocated and attributable to the E-ONE business upon disposal. Please clearly tell us whether you considered the guidance in paragraph 39 of SFAS 142. In this regard, also completely and specifically address, consistent with the accounting literature noted above, how you determined (including appropriate computations) that only $6.2 million of goodwill was attributable to the E-ONE business while the remaining goodwill of approximately $36 million will stay with the portion of the reporting unit (i.e. Bronco Skylift) that will be retained in the Fire Rescue segment.

Assuming a satisfactory response, your note disclosure (Accounting Policies and Discontinued Operations) in future filings should be significantly expanded to detail how you determined and allocated the amount of goodwill attributable E-ONE business as well as any other disposed reporting units in circumstances when you have retained other business or reporting units within the same business segment.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, page 12

7.   We note your disclosure that you maintain various policies and procedures
        relating to the review, approval or ratification of transactions in which your
        company is a participant and in which any 10% stockholders or their family
        members have a direct or indirect material interest. In future filings, please
        disclose any such procedures relating to a stockholders covered by Item 403(a) of
        Regulation S-K. Refer to Item 404(b)(1) of Regulation S-K.

Elements of Executive Compensation, page 14

8.   In future filings, please disclose all performance targets, including Economic
        Value improvement goals, which must be achieved in order for your executive
        officers to earn their incentive compensation. To the extent you believe that
        disclosure of the targets is not required because it would result in competitive
        harm such that the targets could be excluded under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide us with a detailed explanation for such
        conclusion. Please also note that to the extent that you have an appropriate basis
        for omitting the specific targets, you must discuss how difficult it would be for the
        named executive officers or how likely it will be for you to achieve the
        undisclosed target levels or other factors. General statements regarding the level
        of difficulty, or ease, associated with achieving performance goals either
        corporately or individually are not sufficient. Please provide insight into the
        factors considered by the committee prior to the awarding of performance-based
        compensation such as historical analyses prior to the granting of these awards or
        correlations between historical bonus practice and the incentive parameters set for
        the relevant fiscal period.

Long-Term Equity Incentives, page 16

9.   We note your disclosure in the fifth paragraph on page 16 that, in addition to
        competitive market practices, you also consider certain subjective criteria in
        determining long-term equity award incentives for your executive officers. In
        future filings, please provide additional disclosure of such criteria, including a
        discussion of the manner in which qualitative inputs relating to individual and
        company performance are translated into objective pay determinations.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the

Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief